UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Nextdoor Holdings, Inc.
(Name of Issuer)
Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

65345M 108
(CUSIP Number)

John Orta
Head of Legal & Corporate Development and Secretary
c/o Nextdoor Holdings, Inc.
420 Taylor Street
San Francisco, California 94012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Cynthia C. Hess
Ran D. Ben-Tzur
Joshua W. Damm
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345M 108

(1)	Name of Reporting Persons: Nirav Tolia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 29,356,233
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,356,233
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,356,233 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.2% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)    Consists of: (i) 24,185,310 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of Nextdoor Holdings, Inc. (the “Issuer”) held directly by Nirav Tolia; (ii) an aggregate 5,072,124 stock options which are vested and exercisable for an equal number of shares of Class B Common Stock; and (iii) an aggregate 98,799 stock options which are vested and exercisable for an equal number of shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). Each share of Class B Common Stock is convertible at any time to a share of Class A Common Stock upon the election of the holder or the occurrence of certain events defined in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)    Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and based on an aggregate 192,311,520 shares of the Issuer’s Class A Common Stock outstanding as of February 27, 2024 as reported by the Issuer in its Annual Report for the year ended December 31, 2023, filed on Form 10-K with the Securities and Exchange Commission (the “SEC”) on February 27, 2024.

CUSIP No. 65345M 108

(1)	Name of Reporting Persons: Nalin Tolia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 155,284
	(8)	Shared Voting Power 2,397,835
	(9)	Sole Dispositive Power 155,284
	(10)	Shared Dispositive Power 2,397,835
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,553,119 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)    Consists of: (i) 155,284 shares of Class B Common Stock directly beneficially owned by Nalin Tolia, Nirav Tolia’s father; (ii) 2,077,897 shares of Class B Common Stock indirectly beneficially owned by Nalin Tolia in his capacity as Trustee of the Tolia Family Children’s Trust dated March 13, 2014 (the “Children’s Trust”); and (iii) 319,938 shares of Class B Common Stock indirectly beneficially owned by Nalin Tolia in his capacity as Trustee of the Tolia Family Trust dated June 30, 2008 (the “Family Trust”).

(2)     Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 192,311,520 shares of the Issuer’s Class A Common Stock outstanding as of February 27, 2024 as reported by the Issuer in its Annual Report filed on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 27, 2024.

CUSIP No. 65345M 108

(1)	Name of Reporting Persons: Tolia Family Children’s Trust dated March 13, 2014
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,077,897
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,077,897
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,897 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.1% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)     Consists of 2,077,897 shares of Class B Common Stock directly held by the Children’s Trust. Nalin Tolia is the sole trustee of the Children’s Trust and as such may be deemed to have indirect beneficial ownership of securities held by the Children’s Trust.

(2)     Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 192,311,520 shares of the Issuer’s Class A Common Stock outstanding as of February 27, 2024 as reported by the Issuer in its Annual Report filed on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 27, 2024.

CUSIP No. 65345M 108

(1)	Name of Reporting Persons: Tolia Family Trust dated June 30, 2008
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 319,938
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 319,938
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 319,938 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.2% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)     Consists of 319,938 shares of Class B Common Stock directly held by the Family Trust. Nalin Tolia is the sole trustee of the Family Trust and as such may be deemed to have indirect beneficial ownership of securities held by the Family Trust.

(2)     Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 192,311,520 shares of the Issuer’s Class A Common Stock outstanding as of February 27, 2024 as reported by the Issuer in its Annual Report filed on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 27, 2024.

CUSIP No. 65345M 108

(1)	Name of Reporting Persons: Megha Tolia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,263,840
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,263,840
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,263,840 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.7% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1) Consists of 1,263,840 shares of Class B Common Stock directly beneficially owned by Megha Tolia, the wife of Nirav Tolia.

(2) Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 192,311,520 shares of the Issuer’s Class A Common Stock outstanding as of February 27, 2024 as reported by the Issuer in its Annual Report filed on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 27, 2024.

CUSIP No. 65345M 108
This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D initially filed by the Reporting Persons (as defined in Item 2(a) below) on November 15, 2021, with the Securities and Exchange Commission (the “SEC”). This Amendment is being filed in connection with Mr. Nirav Tolia’s appointment as Chief Executive Officer, President and Chairperson of the Board of Directors of Nextdoor Holdings, Inc. (the “Issuer”), effective May 8, 2024, and reports certain material contracts or understandings with the Issuer entered into in connection with compensation offered in conjunction with his appointment. Mr. Tolia will initially serve as the Executive Chair of the Issuer, effective March 18, 2024 (the “Initial Appointment Date”).

This Amendment amends and supplements the statement initially filed on Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D initially filed.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)    Reference in this Amendment to “Class A Common Stock” shall be understood to refer to the Issuer’s registered class of equity security; reference to “Class B Common Stock” shall be understood to refer to the Issuer’s Class B Common Stock, which is convertible on a one-for-one basis into shares of Class A Common Stock at any time upon the election of the holder or the occurrence of certain events defined in the Issuer’s Amended and Restated Certificate of Incorporation.
As of March 18, 2024 (the “Event Date”), Nirav Tolia may be deemed to directly or indirectly beneficially own an aggregate 29,356,233 shares of the Issuer’s capital stock which represents 13.2% of the shares of Class A Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days, for Class A Common Stock or Class B Common Stock, and thereupon convert all shares of Class B Common Stock directly or indirectly held by him into Class A Common Stock.
As of the Event Date, the ownership of the other Reporting Persons remains as follows: (i) Nalin Tolia directly beneficially owns 155,284 shares of the Issuer’s Class B Common Stock and indirectly beneficially owns an aggregate 2,397,835 shares of Class B Common Stock by virtue of his role as sole trustee of the Tolia Family Trust dated June 30, 2008 (the “Family Trust”) and the Tolia Family Children’s Trust dated March 13, 2014 (the “Children’s Trust” and, together with the Family Trust, the “Trusts”), respectively, and his beneficial ownership represents an aggregate 1.3% of the Issuer’s Class A Common Stock; (ii) the Family Trust directly beneficially owns 319,938 shares of Class B Common Stock, which represents 0.2% of the Issuer’s Class A Common Stock; (iii) the Children’s Trust directly beneficially owns 2,077,897 shares of the Issuer’s Class B Common Stock, which represents 1.1% of the Issuer’s Class A Common Stock; and (iv) Megha Tolia, the wife of Nirav Tolia, directly beneficially owns 1,263,840 shares of the Issuer’s Class B Common Stock, which represents 0.7% of the Issuer’s Class A Common Stock.
As of the Event Date, the Reporting Persons may be deemed to beneficially own an aggregate 33,173,192 shares of the Issuer’s Class A Common Stock, which represents 14.7% of the Issuer’s Class A Common Stock.
All of the percentages provided in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 192,311,520 shares of the Issuer’s Class A Common Stock outstanding as of February 27, 2024 as reported by the Issuer in its Annual Report for the year ended December 31, 2023, filed on Form 10-K with the SEC on February 27, 2024.
Furthermore, Nirav Tolia, the Trusts, and the Trusts’ trustee, Nalin Tolia, may be deemed to be a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) due to Nirav Tolia’s authority to remove and replace the trustee of the Trusts. Notwithstanding such authority, the filing of this statement shall not be construed as an admission that Nirav Tolia is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of the securities directly held by the Trusts, and Nirav Tolia disclaims beneficial ownership of such securities pursuant to Rule 13d-4.
(b)    The 29,356,233 shares of the Issuer’s capital stock that may be deemed to be beneficially owned by Nirav Tolia, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), are held as follows:

CUSIP No. 65345M 108

Form of Ownership	Number of Securities	Voting Power	Investment Power
Direct	29,356,233	Sole	Sole
Vested Options Exercisable for Class B Common Stock	5,072,124	Sole	Sole
Vested Options Exercisable for Class A Common Stock	98,799	Sole	Sole

The 2,553,119 shares of the Issuer’s capital stock that may be deemed to be beneficially owned by Nalin Tolia pursuant to Rule 13d-3 under the Exchange Act are held as follows:

Form of Ownership	Number of Securities	Voting Power	Investment Power
Direct	155,284	Sole	Sole
As Sole Trustee of the Family Trust	319,938	Shared	Shared
As Sole Trustee of the Children’s Trust	2,077,897	Shared	Shared

The shares of the Issuer’s capital stock that may be deemed to be beneficially owned by each of the other Reporting Persons pursuant to Rule 13d-3 under the Exchange Act are held as follows:

Reporting Person	Form of Ownership	Number of Securities	Voting Power	Investment Power
Family Trust	Direct	319,938	Shared	Shared
Children’s Trust	Direct	2,077,897	Shared	Shared
Megha Tolia	Direct	1,263,840	Sole	Sole

(c)     On each of February 1, 2024 and March 1, 2024, the Issuer awarded to Nirav Tolia 8,239 stock options which were immediately vested and exercisable for an equal number of shares of the Issuer’s Class A Common Stock. These grants were made as compensation for his services as a member of the Issuer’s Board of Directors pursuant to the Issuer’s standard form of Stock Option Agreement (the “Director Award Agreement”) pursuant to its 2021 Equity Incentive Plan (the “2021 Plan”).
On February 26, 2024, in connection with Nirav Tolia’s appointment as Chief Executive Officer, President and Chairperson of the Board of Directors of the Issuer effective as of May 8, 2024 and Mr. Tolia’s appointment as Executive Chair effective as of the Initial Appointment Date, the Issuer and Mr. Tolia entered into an Offer Letter (the “Offer Letter”), pursuant to which Mr. Tolia will be granted a restricted stock unit award covering $10.0 million of the Issuer’s Class A Common Stock (the “RSUs”), which will vest quarterly over a four year period. Pursuant to the Offer Letter, Mr. Tolia will also be granted a performance-based stock unit award covering $10.0 million of the Issuer’s Class A Common Stock (the “PSUs,” and together with the RSUs, the “Equity Awards”). The number of shares subject to the Equity Awards will be determined by dividing $20.0 million by the average of the closing sale price of the Issuer’s Class A Common Stock in the calendar month immediately preceding the first of the month in which the Initial Appointment Date occurs and the calendar month in which the Initial Appointment Date occurs. The PSUs will vest based on stock price targets achieved over a four year period, with 25% vesting if the Issuer achieves 30% stock price growth between the first anniversary of the Initial Appointment Date and the fifth anniversary of the Initial Appointment Date, an additional 25% vesting if the Issuer achieves 50% stock price growth between the second anniversary of the Initial Appointment Date and the fifth anniversary of the Initial Appointment Date, an additional 25% vesting if the Issuer achieves 75% stock price growth between the third anniversary of the Initial Appointment Date and the fifth anniversary of the Initial Appointment Date, and an additional 25% vesting if the Issuer achieves 100% stock price growth between the fourth anniversary of the Initial Appointment Date and the fifth anniversary of the Initial Appointment Date. PSUs that have not vested at the end of the applicable performance period will be forfeited. Achievement of the price targets is based on a 30-trading day average closing selling price of the Issuer’s Class A Common Stock. In the event of a change in control transaction, vesting of the PSUs will be based on the price per share payable in the transaction (with any contingent consideration valued by the Issuer’s Board of Directors); in the event of a CIC Qualifying Termination (as defined in the Issuer’s standard form of Change in Control and Severance Agreement (the “Severance Agreement”)) all time-based vesting requirements applicable to the PSUs will accelerate in full. The vesting of the Equity Awards is subject to Mr. Tolia’s continuous employment with the Issuer as Chief Executive Officer or Executive Chair and other customary provisions to be set forth in an award agreement pursuant to the 2021 Plan. The Equity Awards will

CUSIP No. 65345M 108
be granted pursuant to and in accordance with the terms and conditions of the 2021 Plan, which was previously filed by the Issuer with the SEC.
The foregoing description of the Director Award Agreement, the 2021 Plan, and the Severance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.2, 99.3, and 99.4 to this Amendment and are incorporated herein by this reference.
Other than the aforementioned transactions, during the past 60 days, none of the Reporting Persons has acquired or disposed any of the Issuer’s Class A Common Stock or otherwise effected any transaction in the Issuer’s securities.
(d)     Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities described herein.
(e)     Section (e) of Item 5 is not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The matters described in Section (c) of Item 5 of this Amendment and the documents filed as Exhibits 99.2, 99.3, and 99.4 to this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of March 18, 2024.

Exhibit 99.2
Nextdoor Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7, to the Issuer’s Current Report filed on Form 8-K with the Securities and Exchange Commission on November 12, 2021).

Exhibit 99.3
Form of Stock Option Agreement under Nextdoor Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.15, to the Issuer’s registration statement, made effective on October 21, 2021, filed on Form S-4 with the Securities and Exchange Commission on July 20, 2021).

Exhibit 99.4
Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.23, to the Issuer’s registration statement, made effective on October 21, 2021, filed on Form S-4 with the Securities and Exchange Commission on July 20, 2021).

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SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 18, 2024    NIRAV TOLIA

/s/ Nirav Tolia

Dated: March 18, 2024    TOLIA FAMILY TRUST DATED JUNE 30, 2008

By: /s/ Nalin Tolia
Nalin Tolia, Trustee

Dated: March 18, 2024    TOLIA FAMILY CHILDREN’S TRUST DATED MARCH 13, 2014

By: /s/ Nalin Tolia
Nalin Tolia, Trustee

Dated: March 18, 2024    NALIN TOLIA

/s/ Nalin Tolia

Dated: March 18, 2024    MEGHA TOLIA

/s/ Megha Tolia